CONSENT OF RATING AGENCY

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-149175) of Alon Blue Square Israel Ltd. (the “Company”) of the reference to our A2/negative rating for our Series A and C bonds and the reaffirmation of our “P-1” rating for the Company's commercial paper in the sum of NIS 75 million up to NIS 120 million, and of the unofficial translation of our Monitoring Report dated May 2013 with respect to the foregoing, included in this Current Report on Form 6-K.

/s/ Eran Heimer
Eran Heimer, CEO
Midroog Ltd.

Tel-Aviv, Israel,

May 13, 2013.